April 19, 2006

Via Facsimile (803) 253-8277 and U.S. Mail

Julian Hennig III, Esq.
Nexsen Pruett Adams Kleemeier
1441 Main Street
Suite 1500
Columbia, SC  29201

RE:	CNB Corporation
Responses to comments issued April 3, 2006 re: Soliciting
Materials
filed pursuant
    to Rule 14a-12 filed March 20, 2006 by H. Buck Cutts, Paul R.
Dusenbery, et. al.
      File No. 000-24523

Dear Mr. Hennig:

      We have reviewed the above-referenced filing and have the following comments.
1. We note your response to prior comment 3. Please note that in future filings you must provide additional background to your disclosure such that the disclosure is balanced. For example, when your disclosure is based on an individual`s recollection as opposed to documentation (as appears the case in each of assertions noted in our prior letter), please state so. Please confirm your understanding.
2. We note your response to prior comment 4. For future reference, please note that the participant information required by Rule 14a-12(a)(1)(i) should be filed pursuant to the rule in connection with the current solicitation. The rule contemplates that the information be provided in a previously filed communication related to the current solicitation or a separate statement filed as Rule 14a-12 material. See Section II.C.1.b of SEC Release No. 33-7760.

Closing Information

      Please direct any questions to me at (202) 551-3619. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.
								Sincerely,


								Daniel F. Duchovny
								Special Counsel
								Office of Mergers &
Acquisitions

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE